Exhibit 10.3

TAX DISAFFILIATION AGREEMENT

TAX DISAFFILIATION AGREEMENT, dated as of January 31, 2004, by and between Radiant Systems, Inc., a Georgia corporation (“Radiant”), and Wave Enterprise Systems, Inc., a Georgia corporation (“Enterprise”).

RECITALS

A. Radiant is the common parent of an “affiliated group” of corporations within the meaning of Section 1504(a) of the Internal Revenue Code of 1986, as amended (the “Code”), that has filed consolidated federal income tax returns.

B. Enterprise is a wholly owned subsidiary of Radiant.

C. Pursuant to the Separation Agreement, dated as of January 31, 2004, by and between Radiant and Enterprise (the “Separation Agreement”), Radiant will contribute (or cause its Subsidiaries to contribute) the Enterprise Business (as defined herein), the Enterprise Assets (as defined herein) and cash to Enterprise, and Enterprise will assume the “Enterprise Liabilities” (as defined herein) (such transactions, the “Enterprise Formation Transactions”). Immediately after the Enterprise Formation Transactions, Radiant shall own all of the issued and outstanding common stock of Enterprise (the “Enterprise Stock”), which represents the only class of stock of Enterprise outstanding.

D. Pursuant to the Share Exchange Agreement, dated as of October 10, 2003, by and between Radiant and Erez Goren, an individual and resident of the State of Georgia (the “Share Exchange Agreement”), Radiant will distribute all of the Enterprise Stock to Erez Goren, immediately after the Enterprise Formation Transactions, in exchange for up to 2,000,000 shares of common stock, no par value, of Radiant (the “Radiant Common Stock”) held by Erez Goren (the “Exchange” and, together with the Enterprise Formation Transactions, the “Separation Transactions”).

E. Radiant and Enterprise intend that the Separation Transactions will qualify as a reorganization described in Section 368(a)(1)(D) of the Code and that the Exchange will qualify as a distribution described in Section 355 of the Code.

F. Radiant and Enterprise desire to set forth their rights and obligations with respect to taxes due for periods before and after the Separation Date (as defined herein).

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I.

DEFINITIONS

1.01 “Affiliate” shall mean any Person that directly or indirectly through one or more intermediaries Controls, is Controlled by, or is under common Control with a specified Person.

1.02 “Agreement” shall mean this Tax Disaffiliation Agreement between Radiant and Enterprise as the same may be amended from time to time.

1.03 “Applicable Federal Rate” shall have the meaning set forth in Section 1274(d) of the Code, compounded quarterly.

1.04 “Code” shall have the meaning set forth in the Recitals.

1.05 “Control” or “Controlled” shall mean, with respect to any Person, the presence of one of the following: (i) the legal, beneficial or equitable ownership, directly or indirectly, of more than 50% (by vote or value) of the capital or voting stock (or other ownership or voting interest, if not a corporation) of such Person or (ii) the ability, directly or indirectly, to direct the voting of a majority of the directors of such Person’s board of directors or, if the Person does not have a board of directors, a majority of the positions on any similar body, whether through appointment, voting agreement or otherwise.

1.06 “Controlling Party” shall have the meaning set forth in Section 5.01.

1.07 “Enterprise” shall have the meaning set forth in the preamble to this Agreement.

1.08 “Enterprise Assets” shall have the meaning set forth in the Separation Agreement.

1.09 “Enterprise Business” shall have the meaning set forth in the Separation Agreement.

1.10 “Enterprise Formation Transactions” shall have the meaning set forth in the Recitals.

1.11 “Enterprise Group” shall mean Enterprise and all entities that are Subsidiaries of Enterprise at any time following the Separation.

1.12 “Enterprise Liabilities” shall have the meaning set forth in the Separation Agreement.

1.13 “Enterprise Stock” shall have the meaning set forth in the Recitals.

1.14 “Enterprise Tainting Act” shall mean (a) any breach of any written representation or covenant relating to the qualification of the Separation Transactions as a reorganization described in Section 368(a)(1)(D) of the Code or relating to the qualification of the Exchange as a transaction described in Section 355 of the Code, which representation or covenant is made by Erez Goren on behalf of Enterprise in that certain certificate of even date herewith that was provided to King & Spalding LLP in connection with the tax opinion of King & Spalding LLP described in the Share Exchange Agreement, or (b) any action or actions of or involving any Person (other than Radiant or any Person that is an Affiliate of Radiant immediately before or immediately after such action or actions), or any omission or omissions of any Person (other than Radiant or any Person that is an Affiliate of Radiant immediately before or immediately after such omission or omissions), of an action or actions available to it, after the Separation Date, if such breach, action or omission described in (a) or (b) contributes to a Final Determination that the Separation Transactions result in the recognition of income or gain to the Radiant Group by virtue of (i) the Separation Transactions failing to qualify as a reorganization under Section 368(a)(1)(D) of the Code, (ii) the Exchange failing to qualify as a transaction described in Section 355 of the Code or (iii) any stock or securities of Enterprise failing to qualify as “qualified property” within the meaning of Sections 355(c)(2) and 361(c)(2) of the Code, including by reason of the application of Section 355(e) of the Code.

1.15 “Exchange” shall have the meaning set forth in the Recitals.

1.16 “Final Determination” shall mean with respect to any issue (a) a decision, judgment, decree or other order by any court of competent jurisdiction, which decision, judgment, decree or other order has become final and not subject to further appeal, (b) a closing agreement whether or not entered into under Section 7121 of the Code or any other binding settlement agreement (whether or not with the Internal Revenue Service) entered into in connection with or in contemplation of an administrative or judicial proceeding, or (c) the completion of the highest level of administrative proceedings if a judicial contest is not or is no longer available.

1.17 “Indemnitor” shall have the meaning set forth in Section 5.02.

1.18 “Person” shall mean any individual, partnership, joint venture, corporation, limited liability company, trust, unincorporated organization, government or department or agency of a government.

1.19 “Post-Separation Period” shall mean any taxable year or other taxable period beginning on or after the Separation Date and, in the case of any taxable year or other taxable period that begins before and ends after the Separation Date, that part of the taxable year or other taxable period that begins after the close of the Separation Date.

1.20 “Pre-Separation Period” shall mean any taxable year or other taxable period that ends on or before the Separation Date and, in the case of any taxable year or other taxable period that begins before and ends after the Separation Date, that part of the taxable year or other taxable period through the close of the Separation Date.

1.21 “Radiant” shall have the meaning set forth in the preamble to this Agreement.

1.22 “Radiant Common Stock” shall have the meaning set forth in the Recitals.

1.23 “Radiant Group” shall mean Radiant and all entities that are Subsidiaries of Radiant at any time following the Separation.

1.24 “Radiant Tainting Act” shall mean (a) any breach of any written representation or covenant relating to the qualification of the Separation Transactions as a reorganization described in Section 368(a)(1)(D) of the Code or relating to the qualification of the Exchange as a transaction described in Section 355 of the Code, which representation or covenant is made by Radiant in that certain certificate of even date herewith that was provided to King & Spalding LLP in connection with the tax opinion of King & Spalding LLP described in the Share Exchange Agreement, or (b) any action or actions of or involving any Person (other than

Enterprise, Erez Goren, or any other Person that is an Affiliate of Enterprise immediately before or immediately after such action or actions), or any omission or omissions of any Person (other than Enterprise, Erez Goren, or any other Person that is an Affiliate of Enterprise immediately before or immediately after such omission or omissions), of an action or actions available to it, after the Separation Date, if such breach, action or omission described in (a) or (b) contributes to a Final Determination that the Exchange results in the recognition of income or gain to Erez Goren by virtue of the Exchange failing to qualify as a transaction described in Section 355 of the Code.

1.25 “Restructuring Taxes” means any Taxes resulting from the Separation Transactions including, but not limited to, any Taxes imposed pursuant to or as a result of Section 311 of the Code or Sections 1.1502-13 or 1.1502-19 of the Treasury Regulations (or any corresponding or similar provisions of state, local or non-U.S. Tax law) and any sales or other transfer Taxes or similar charges imposed with respect to the transfer of the Enterprise Assets and Enterprise Liabilities to Enterprise; provided, however, that “Restructuring Taxes” shall not include any Taxes imposed as a result of a Final Determination that (x) the Separation Transactions failed to qualify as a reorganization under Section 368(a)(1)(D), (y) the Exchange failed to meet the requirements of Section 355 of the Code, or (z) any stock or securities of Enterprise failed to qualify as “qualified property” within the meaning of Sections 355(c)(2) and 361(c)(2) of the Code, including by reason of the application of Section 355(e) of the Code.

1.26 “Separation Agreement” shall have the meaning set forth in the Recitals.

1.27 “Separation Date” shall mean the date on which the Separation Transactions are consummated.

1.28 “Separation Transactions” shall have the meaning set forth in the Recitals.

1.29 “Share Exchange Agreement” shall have the meaning set forth in the Recitals.

1.30 “Subsidiary” shall mean a corporation, limited liability company, partnership, joint venture or other business entity if 50% or more of the outstanding equity or voting power of such entity is owned directly or indirectly by the corporation with respect to which such term is used.

1.31 “Tax” or “Taxes”, whether used in the form of a noun or adjective, shall mean all forms of taxation, whenever created or imposed, including, but not limited to, taxes on or measured by income, franchise, gross receipts, sales, use, excise, payroll, personal property (tangible or intangible), real property, ad-valorem, value-added, leasing, leasing use or other taxes, levies, imposts, duties, charges or withholdings of any nature whether imposed by a nation, locality, municipality, government, state, federation, or other governmental body (a “Taxing Authority”). Whenever the term “tax” or “taxes” is used (including, without limitation, in the context of any duty to reimburse another party or indemnify for taxes or refunds or credits of taxes) it shall include penalties, fines, additions to tax and interest thereon.

1.32 “Taxing Authority” shall have the meaning set forth in the foregoing definition of the term “Tax.”

1.33 “Tax Returns” shall mean all reports, returns, information statements, questionnaires or other documents required to be filed or that may be filed for any period with any Taxing Authority (whether domestic or foreign) in connection with any Tax or Taxes (whether domestic or foreign).

ARTICLE II.

TAX RETURNS, TAX PAYMENTS AND TAX SHARING OBLIGATION

2.01 OBLIGATIONS TO FILE TAX RETURNS. Radiant shall timely file or cause to be filed all Tax Returns with respect to the Enterprise Group that (a) are filed on a consolidated, combined or unitary basis, (b) include Enterprise or any of its Subsidiaries and Radiant or any of its Subsidiaries, and (c) are required to be filed (i) for any Pre-Separation Period or (ii) for any taxable year or period of the Radiant Group that begins before and ends after the Separation Date. Enterprise shall timely file or cause to be filed any other Tax Return with respect to the Enterprise Group.

2.02 OBLIGATION TO REMIT TAXES. Radiant and Enterprise shall each remit or cause to be remitted any Taxes due in respect of any Tax for which it is required to file a Tax Return or which is otherwise due to any Taxing Authority and shall be entitled to reimbursement for such payments only to the extent provided in Sections 2.03 and 2.04.

2.03 TAX SHARING OBLIGATIONS AND PRIOR AGREEMENTS.

(a) Other than liabilities dealt with elsewhere in this Agreement, Enterprise shall be liable for and shall indemnify and hold the Radiant Group harmless against, on a net after Tax basis, any Tax liability of any member of the Enterprise Group, and of any member of the Radiant Group to the extent that such liability is attributable to the assets, employees, or transactions of the Enterprise Business, for (i) any Post-Separation Period and (ii) any taxable year or period that begins before and ends after the Separation Date in respect of the Post-Separation Period. Enterprise shall be entitled to any refund of or credit for Taxes of the Enterprise Group or amounts owed by Enterprise or for which Enterprise is responsible under this Section 2.03(a).

(b) Other than liabilities dealt with elsewhere in this Agreement, Radiant shall be liable for and shall indemnify and hold the Enterprise Group harmless against, on a net after Tax basis, any Tax liability of any member of the Radiant Group, and of any member of the Enterprise Group to the extent that such liability is not attributable to the assets, employees, or transactions of the Enterprise Business, for (i) any Post-Separation Period and (ii) any taxable year or period that begins before and ends after the Separation Date in respect of the Post-Separation Period. In addition, other than liabilities dealt with elsewhere in this Agreement, Radiant shall be liable for and shall hold the Enterprise Group harmless against any Tax liability of any member of the Radiant Group, and of any member of the Enterprise Group, for (i) any Pre-Separation Period and (ii) any taxable year or period that begins before and ends after the Separation Date in respect of the Pre-Separation Period. Radiant shall be entitled to any refund of or credit for Taxes for any periods that are attributable to the Radiant Group or amounts owed by Radiant or for which Radiant is responsible under this Section 2.03(b).

(c) Except as set forth in this Section 2.03 and in consideration of the mutual indemnities and other obligations of this Agreement, any and all prior Tax sharing agreements or practices between any member of the Radiant Group and any member of the Enterprise Group shall be terminated with respect to the Enterprise Group as of the Separation Date.

2.04 RESTRUCTURING TAXES; OTHER TAXES RELATING TO THE SEPARATION TRANSACTIONS.

(a) RESTRUCTURING TAXES. Notwithstanding any other provision of this Agreement to the contrary, Radiant shall pay, and shall indemnify and hold harmless Enterprise and any member of the Enterprise Group from and against, on a net after Tax basis, any Restructuring Taxes and any reasonable expenses (including, but not limited to, attorney’s fees) incurred in defending any audit or examination with respect to Restructuring Taxes.

(b) INDEMNIFICATION FOR ENTERPRISE TAINTING ACTS. Enterprise covenants that neither Enterprise nor any member of the Enterprise Group shall commit or be party to or the subject of any Enterprise Tainting Act which alone would result in any Tax or liability described in the following sentence and payable by Radiant. To the extent that any member of the Radiant Group would not have been liable for the following amounts but for an Enterprise Tainting Act, Enterprise shall pay, and shall indemnify and hold harmless the Radiant Group from and against, on a net after Tax basis, any liability of any member of the Radiant Group for Taxes (together with any reasonable expenses (including, but not limited to, attorney’s fees) incurred in defending against any such liability) resulting from a Final Determination that the Separation Transactions failed to meet the requirements of Sections 355 or 361 of the Code for nonrecognition of income or gain by the Radiant Group, including, without limitation, by reason of (x) any stock or securities of Enterprise failing to qualify as “qualified property” within the meaning of Sections 355(c)(2) or 361(c)(2) of the Code or (y) the application of Section 355(e) of the Code to the Separation Transactions.

(c) INDEMNIFICATION FOR RADIANT TAINTING ACTS. Radiant covenants that neither Radiant nor any member of the Radiant Group shall commit or be party to or the subject of any Radiant Tainting Act which alone would result in any Tax or liability described in the following sentence and payable by Erez Goren. To the extent that Erez Goren would not have been liable for the following amounts but for a Radiant Tainting Act, Radiant shall pay, and shall indemnify and hold harmless Erez Goren from and against, on a net after Tax basis, any liability of Erez Goren for Taxes (together with any reasonable expenses (including, but not limited to, attorney’s fees) incurred in defending against any such liability) resulting from a Final Determination that the Separation Transactions failed to meet the requirements of Section 355 of the Code for nonrecognition of gain by Erez Goren. Erez Goren shall be a third party beneficiary of this Section 2.04(c) and shall be entitled to enforce this provision.

2.05 PERIOD THAT INCLUDES THE SEPARATION DATE.

(a) To the extent permitted by law or administrative practice, the taxable year of the Enterprise Group shall be treated as closing at the close of the Separation Date.

(b) If it is necessary for purposes of this Agreement to determine the Tax liability of any member of the Enterprise Group for a taxable year or period that begins on or before and ends after the Separation Date and is not treated under Section 2.05(a) as closing at the close of the Separation Date, the determination shall be made, in the case of Taxes that are based upon income or receipts, by assuming that the relevant taxable period ended at the close of the Separation Date, except that any exemptions, allowances or deductions that are calculated on an annual basis shall be apportioned on a time basis. In the case of Taxes that are imposed on a periodic basis, are payable for a taxable period that includes (but does not end on) the Separation Date, and are not based upon or related to income or receipts, the portion of such Tax that relates to the Pre-Separation Period shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Separation Date and the denominator of which is the number of days in the entire taxable period.

ARTICLE III.

CARRYBACKS

3.01 Without the consent of Radiant, which shall not be withheld or delayed unreasonably, no member of the Enterprise Group shall carry back any net operating loss or other Tax attribute (unless required to carry back such loss or Tax attribute by law) from a Post-Separation Period to a Pre-Separation Period. Provided that Radiant consents to the carryback or if the carryback is required by law, Radiant (or any other member of the Radiant Group receiving such refund) shall promptly remit to Enterprise any refunds it receives with respect to any such carryback. Any refund of Taxes resulting from any such carryback by a member of the Enterprise Group shall be payable to Enterprise as provided in Section 2.03(a). For purposes of this Article III, it shall be deemed reasonable for Radiant to withhold its consent to any carryback to the extent that Radiant determines in good faith that such carryback will cause an actual increase in the Taxes for which the Radiant Group is responsible or will cause an actual reduction in the amount of any refund of Taxes payable to the Radiant Group.

ARTICLE IV.

PAYMENTS

4.01 PAYMENTS. Payments due under this Agreement shall be made no later than thirty (30) days after the receipt or crediting of a refund, the delivery of notice of payment of a Tax for which the other party is responsible under this Agreement, or the delivery of notice of a Final Determination which results in such other party becoming obligated to make a payment hereunder to the other party hereto. Payments due hereunder, but not made within such 30-day period, shall be accompanied with interest at a rate equal to the Applicable Federal Rate from the due date of such payment.

4.02 NOTICE. Radiant and Enterprise shall give each other prompt written notice of any payment that may be due to the provider of such notice under this Agreement.

ARTICLE V.

TAX AUDITS

5.01 GENERAL. Except as provided in Section 5.02, each of Enterprise and Radiant shall have sole responsibility for all audits or other proceedings (“Tax Controversies”) with respect to Tax Returns that it is required to file under Section 2.01 (the “Controlling Party”). Except as provided in Section 5.02(c) or Section 5.02(d), the Controlling Party shall have the sole right to contest the audit or proceeding and to employ advisors of its choice.

5.02 INDEMNIFIED CLAIMS.

(a) Radiant or Enterprise shall promptly notify the other in writing as soon as practicable after receipt by such party of any written communication from a relevant Taxing Authority that proposes adjustment to a Tax Return that may result in liability of the other party (the “Indemnitor”) under this Agreement (a “Proposed Tax Adjustment”). If the Indemnitor is not also the Controlling Party, the Controlling Party shall provide the Indemnitor with information about the nature and amounts of the Proposed Tax Adjustments.

(b) The Indemnitor shall have 30 days after receipt of such notice from the Controlling Party within which to object to the Proposed Tax Adjustment. If the Indemnitor does not notify the Controlling Party within such 30 day period that it objects to the Proposed Tax Adjustment, Section 5.02(c) and Section 5.02(d) below shall not apply, and the Controlling Party shall have exclusive control over all stages of the Tax Controversy, including full authority to determine whether and in what manner to contest or compromise the Proposed Tax Adjustment.

(c) If the Indemnitor notifies the Controlling Party that it objects to a Proposed Tax Adjustment, then the Controlling Party shall not thereafter consent to the adjustment or compromise of such Proposed Tax Adjustment without the consent of the Indemnitor, but shall cooperate with the Indemnitor to resolve the Proposed Tax Adjustment on a basis acceptable to the Indemnitor. Prior to the issuance of any notice raising a Proposed Tax Adjustment or similar stage in the proceedings, however, the Controlling Party shall be responsible for the conduct of the audit, including matters pertaining to such Proposed Tax Adjustment. The Controlling Party shall notify the Indemnitor in advance of any conferences, meetings, and proceedings pertaining to the audit and, at its own expense, the Indemnitor shall have the right to attend all such proceedings with any Taxing Authority, the subject matter of which is or includes such Proposed Tax Adjustment.

(i) Upon the issuance of a notice of proposed adjustment or similar stage in the proceedings, the Indemnitor shall assume the conduct of all further proceedings, with counsel selected by it, at the Indemnitor’s sole expense, insofar as the proceedings relate to a Proposed Tax Adjustment, and thereafter the Indemnitor and the Controlling Party shall jointly be responsible for the conduct of proceedings to contest such Proposed Tax Adjustment.

(ii) In the event that the Controlling Party receives a notice of deficiency from the Internal Revenue Service, or a similar notice from any other Taxing Authority, and such notice includes one or more Proposed Tax Adjustments, then:

(A) upon receiving a written request from the Indemnitor, given no later than a date reasonably necessary to permit preparation and timely filing of a petition in the United States Tax Court for redetermination of the deficiency relating to the Proposed Tax Adjustment, or a court of similar jurisdiction with respect to a Proposed Tax Adjustment imposed by any other Taxing Authority, the Controlling Party shall timely file such petition (at the Indemnitor’s sole expense); or

(B) If (1) the Indemnitor does not request the Controlling Party to file a petition for redetermination of the deficiency pursuant to subsection 5.02(c)(ii)(A) hereof, (2) the Indemnitor requests that the Controlling Party file a claim for refund of Taxes relating to a Proposed Tax Adjustment, and (3) the Indemnitor provides the Controlling Party with sufficient funds to pay the deficiency relating to the Proposed Tax Adjustment, then the Controlling Party (at the Indemnitor’s sole expense) shall file a claim for refund thereof and, if the claim is denied, bring an action in a court of competent jurisdiction seeking such refund.

(C) In the event that a judgment of the United States Tax Court or other court of competent jurisdiction results in an adverse determination with respect to the Proposed Tax Adjustment, then the Indemnitor shall have the right to cause the Controlling Party to appeal from such adverse determination at the Indemnitor’s sole expense.

(D) The Indemnitor and its representatives, at the Indemnitor’s sole expense, shall be entitled to the extent permitted by law to participate in (1) all conferences, meetings, or proceedings with any Taxing Authority, the subject matter of which is a Proposed Tax Adjustment, and (2) all appearances before any court, the subject matter of which is a Proposed Tax Adjustment. The right to participate referred to in this subsection 5.02(c)(ii)(D) hereof shall include the submission and content of documentation, memoranda of fact and law and briefs, the conduct of oral arguments or presentations, the selection of witnesses, and the negotiation of stipulations of fact with respect to a Proposed Tax Adjustment.

(d) If a notice of proposed adjustment raises both one or more issues that would result in Taxes for which the Controlling Party is liable under this Agreement in addition to one or more issues that constitute Proposed Tax Adjustments for which any other party is liable under this Agreement, then the Controlling Party and the Indemnitor shall cooperate with each other to allow each party to conduct the Tax Controversy with respect to those issues that would result in Taxes for which such party is liable under this Agreement. Each party shall bear the expense of conducting the Tax Controversy with respect to the issues that would result in Taxes for which such party is liable under this Agreement.

ARTICLE VI.

COOPERATION

6.01 Radiant and Enterprise shall cooperate with each other in the filing of any Tax Returns and the conduct of any audit or other proceeding and each shall execute and deliver such powers of attorney and make available such other documents as are reasonably necessary to carry out the intent of this Agreement. Each party agrees to notify the other party in writing of any audit adjustments which do not result in Tax liability but can be reasonably expected to affect Tax Returns of the other party, or any of its Subsidiaries, for a Post-Separation Period. Unless and until there has been a Final Determination to the contrary, each party agrees to treat the Separation Transactions as a reorganization qualifying under Section 368(a)(1)(D) of the Code and the Exchange as a transaction qualifying under Section 355 of the Code.

ARTICLE VII.

RETENTION OF RECORDS; ACCESS

7.01 The Radiant Group and the Enterprise Group shall (a) in accordance with their then current record retention policy, retain records, documents, accounting data and other information (including computer data) necessary for the preparation and filing of all Tax Returns in respect of Taxes of the Radiant Group or the Enterprise Group for any Pre-Separation Period or for the audit of such Tax Returns; and (b) give to the other reasonable access to such records, documents, accounting data and other information (including computer data) and to its personnel (insuring their cooperation) and premises, for the purpose of the review or audit of such Tax Returns to the extent relevant to an obligation or liability of a party under this Agreement. At any time after the Separation Date that the Enterprise Group proposes to destroy such material or information, they shall first notify the Radiant Group in writing and the Radiant Group shall be entitled to receive such materials or information proposed to be destroyed. At any time after the Separation Date that the Radiant Group proposes to destroy such material or information, they shall first notify the Enterprise Group in writing and the Enterprise Group shall be entitled to receive such materials or information proposed to be destroyed.

ARTICLE VIII.

TERMINATION OF LIABILITIES

8.01 Notwithstanding any other provision in this Agreement, any liabilities determined under this Agreement shall not terminate any earlier than the expiration of the applicable statute of limitation for such liability. All other covenants under this Agreement shall survive indefinitely.

ARTICLE IX.

DISPUTE RESOLUTION; MISCELLANEOUS PROVISIONS

9.01 To the extent not inconsistent with any specific term of this Agreement, Article V (Dispute Resolution) and Sections 6.3 (Counterparts), 6.6 (Notices), 6.7 (Waivers), 6.8 (Amendments), 6.9 (Successors and Assigns), 6.11 (Subsidiaries), 6.12 (Parties in Interest), 6.13 (Titles and Headings), 6.14 (Governing Law), and 6.15 (Severability) of the Separation Agreement shall apply in relevant part to this Agreement.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

RADIANT SYSTEMS, INC.

By:	/s/ MARK E. HAIDET

Name:	Mark E. Haidet
Title:	Chief Financial Officer

Witness:

/s/ RICHARD G. GREENSTEIN

Name:	Richard G. Greenstein

WAVE ENTERPRISE SYSTEMS, INC.

By:	/s/ EREZ GOREN

Name:	Erez Goren
Title:	Vice President

Witness:

/s/ BRUCE WANAMAKER

Name:	Bruce Wanamaker